FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

April 22nd ,2004

NOVA MEASURING INSTRUMENTS LTD.

Building 22 Weitzmann Science Park, Rehovoth
P.O.B 266

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

Attached hereto and incorporated by way of reference herein the Registrants notice regarding Nova awarded SI Editors’ Choice 2004 Best Product Award

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

April 22nd, 2004	Nova Measuring Instruments Ltd Nova Measuring Instruments Ltd (the "Registrant") BY: /S/ Chai Toren —————————————— Chai Toren Chief Financial Officer

Company Contact:	Investor relations Contacts:
Chai Toren, CFO and Vice President	Ehud Helft / Kenny Green
Nova Measuring Instruments Ltd.	Gal IR International
Tel: 972-8-938-7505	Tel: +1-866-704-6710
E-mail: info@nova.co.il	E-mail: Ehud.Helft@galir.com
http://www.nova.co.il	Kenny.Green@galir.com

Nova awarded SI Editors’ Choice 2004 Best Product Award

Nova’s integrated metrology systems for copper CMP are one out of 15 systems awarded by one of the leading magazines in the industry

Semicon Europa, Munich, Germany, April 22, 2004, – Nova Measuring Instruments Ltd. (NASDAQ: NVMI) has received the prestigious Editors’ Choice Best Product Award, presented annually by the Semiconductor International magazine, for its NovaScan 2020Cu and 3030Cu Integrated Metrology systems for Copper CMP process monitoring. Semiconductor International announced 15 commercially proven industry products for excellence in semiconductor manufacturing. The 2004 entrants exemplified state-of-the-art equipment and materials, installed and used in numerous fabs around the world. The awards were handed out to the winners during a festive event ceremony at the Semicon Europa show.

The NovaScan 2020Cu and 3030Cu non-contact, non-intrusive optical measurement systems using spectrophotometric and imaging technology provide integrated non-contact and fast erosion measurements, low-K cap layer removal and copper/barrier residues detection. These combined optical capabilities enable improved control of the polish process and elimination of time-consuming off-line measurements. The systems enable precise control of over-polishing and provide quantitative data on the electrical performance of the copper lines for the tightest possible wafer-to-wafer control. 100% sampling of the wafers for effective CLC that allow prevention of scrap and/or excursions, makes NovaScan 2020Cu and 3030Cu an efficient tool for the control of consumables. The NovaScan Copper systems are available on most polishers, both for 200mm and 300mm copper CMP processes. The patented technology for measurements on arrays is a key to real production implementation.

Dr. Giora Dishon, President and CEO, said: “We are very excited that our copper systems received this important award. Our customers continually report on exceptional performances of the process equipment with Nova’s integrated metrology systems for copper, reporting on cycle time reduction between 19 to 77 min. per lot, improvements in equipment and fab efficiencies, and overall increased productivity of the dual damascene copper CMP process. The NovaScan Copper systems have a tremendous potential for 90nm volume manufacturing and are now being implemented at 7 different sites for high volume manufacturing at major semiconductor manufacturers all over the world. The move to 90nm production on 300mm wafers provides a significant opportunity for us in this industry-wide upturn.”

‘The 2004 Editors’ Choice Best Products program is different from traditional award competitions in that products are nominated by users, not by the companies that make or sell the product,” noted Semiconductor International Editor-in-Chief Peter Singer. “After products were nominated, we gathered additional information inputs from other users and from the product supplier. We ultimately based our decision on the superiority of the product in a semiconductor manufacturing environment.”

Nova Measuring Instruments Ltd. develops, designs and produces integrated process control systems in the semiconductor manufacturing industry. Nova provides a broad range of integrated process control solutions that link different semiconductor processes and process equipment. The Company’s website is www.nova.co.il.

Semiconductor International, published by Reed Business Information and a part of Reed Elsevier’s global array of information products, is the leading technical publication reaching and covering the global semiconductor manufacturing industry. SI boasts the industry’s most experienced full-time technical editorial team, and has the largest circulation to semiconductor manufacturers of any industry publication. Additional information about SI and its many products and activities are available at www.semiconductor.net

For more information about the Editors’ Choice Product Awards program, go to www.semiconductor.net/awards